Exhibit 99.1

New Gold Announces Senior Management Appointments and Strengthens Technical Leadership Team

New Gold appoints Yohann Bouchard as Executive Vice President and Chief Operating Officer and promotes Ankit Shah to Executive Vice President, Strategy and Business Development

TORONTO, April 11, 2023 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) is pleased to announce the appointment of Yohann Bouchard as Executive Vice President and Chief Operating Officer, and the promotion of Ankit Shah to Executive Vice President, Strategy and Business Development. New Gold also announces the appointment of Luke Buchanan as Vice President, Technical Services and Jean-François Ravenelle as Vice President, Geology.

"I am very pleased to have Yohann join our team. He brings an impressive record of operational excellence, technical knowledge, and a strong commitment to health and safety and growth to New Gold during an exciting time for our Company," stated Patrick Godin, President and CEO. "In addition, Luke's broad technical knowledge and strategic vision and Jean-François' extensive knowledge in structural geology and exploration, will be assets to our team as we continue to advance growth opportunities and sustained production at our operations."

"I am also pleased to have Ankit join our senior leadership team. He has been instrumental in the transformation of the Company in recent years, including the divestment of the Blackwater project, as well as executing the strategic partnership with the Ontario Teachers' Pension Plan at the New Afton Mine. Ankit will continue to have responsibility for the Company's strategy, business development and capital markets activities, including investor relations," added Mr. Godin.

"Our mission of being a leading intermediate gold and copper producer remains unchanged. With the additional bench strength and experience, I am confident our team can help lead our operations and our Company towards our goal of increased production at lower costs, delivering sustained free cash flow over the coming years," added Mr. Godin.

Yohann Bouchard, Executive Vice President and Chief Operating Officer

Yohann Bouchard brings with him more than 25 years of progressive technical and operations experience in the mining industry. Most recently, Mr. Bouchard was Senior Vice President and Chief Operating Officer at Yamana Gold ("Yamana"). Mr. Bouchard joined Yamana in October 2014 and was responsible for Yamana's mining operations in the Americas, and overseeing the key operational groups across the company. Prior to joining Yamana, Mr. Bouchard occupied key operating and technical positions with Primero Mining Corporation, IAMGOLD Corporation, Breakwater Resources Ltd. and Cambior Inc. Mr. Bouchard oversaw precious and base metal operations in the Americas and in Africa. Mr. Bouchard holds a Bachelor of Mining Engineering degree from École Polytechnique of Montréal. He is registered as a professional engineer with Professional Engineers Ontario.

Ankit Shah, Executive Vice President, Strategy and Business Development

Ankit Shah is a mining finance executive with over 15 years of experience in strategy, corporate development, capital allocation and investor relations, primarily in the mining industry. Mr. Shah joined the Company in 2010 with the primary focus of working with the corporate development and investor relations teams. Mr. Shah was promoted to Vice President, Strategy and Business Development in September 2019. Since that time, he has taken on progressively more responsibility for many facets of the business. Prior to joining New Gold, Mr. Shah worked for both Ernst & Young and KPMG within their Assurance and Financial Advisory practices. Mr. Shah is both a Chartered Accountant and Chartered Professional Accountant.

Luke Buchanan, Vice President, Technical Services

Luke Buchanan has over 18 years of experience as a mining engineer overseeing mine planning, technical studies and mineral resources and reserves, and most recently was the Senior Vice President, Technical Services at Yamana. Prior to joining Yamana, Mr. Buchanan held progressively senior operating and technical positions at Newmont Corporation, AMC Consultants and Primero Mining Corporation in both Australia and Canada. Mr. Buchanan holds a Bachelor of Mining Engineering degree from the University of New South Wales.

Jean-François Ravenelle, Vice President, Geology

Jean-François Ravenelle has over 20 years of experience in structural geology applied to precious and base metal deposits for both brownfield and greenfield projects, and most recently was the Structural Geology Practice Lead for Metals Exploration at BHP Group Limited ("BHP"). Prior to BHP, Mr. Ravenelle was the Director of Geology at Yamana, where he focused on optimizing operations, exploration projects, and corporate development. Preceding Yamana, he held the role of Principal Consultant with SRK Consulting, Canada. Mr. Ravenelle began his career as a field geologist for the Geological Survey of Canada, Goldcorp, Virginia Gold Mines, and Freewest Resources. He holds a Ph.D. in Structural and Economic Geology from the Institut National de la Recherche Scientifique and is a registered professional geologist in Ontario and Quebec.

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the intended responsibilities of the Executive Vice President, Strategy and Business Development; progressing the Company's goals, including increased production at lower costs and delivering sustained free cash flow over the coming years; and the anticipated Company-wide and operational benefits the technical additions are expected to bring.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this news release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current Mineral Reserve and Mineral Resource estimates and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent the Mexican peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2023 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold's current expectations; (6) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine being realized; and (7) there being no material disruption to the Company's supply chains and workforce at either the Rainy River Mine or New Afton Mine due to cases of COVID-19 or otherwise that would interfere with the Company's anticipated course of action at its operations.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or otherwise; the responses of the relevant governments to any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak, not being sufficient to contain the impact of such outbreak; disruptions to the Company's supply chain and workforce due to any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak, that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; tailings dam and structure failures; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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SOURCE New Gold Inc.

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%CIK: 0000800166

For further information: Ankit Shah, Executive Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 07:00e 11-APR-23